September 6, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Mail Stop 4720

Attn:	Jeffrey Riedler, Assistant Director Nandini Acharaya, Staff Attorney Vanessa Robertson, Staff Accountant Joel Parker, Staff Accountant

Re:	Poniard Pharmaceuticals, Inc. Registration Statement on Form S-4 Filed July 25, 2011 File No. 333-175778

Dear Mr. Riedler:

Poniard Pharmaceuticals, Inc. (“Poniard” or the “Company”) is submitting this letter in response to your August 22, 2011 letter (the “Comment Letter”) setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed by Poniard relating to the proposed merger transaction with Allozyne, Inc. (“Allozyne”).

The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 1 to the Registration Statement (“Amendment No. 1”) that reflects these revisions and generally updates the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Unless otherwise indicated, page references in the text of this letter correspond to the pages of the Registration Statement.

September 6, 2011

FORM S-4

General

1.	Please note that before we will declare the registration statement effective, you must revise your filing throughout to include any omitted information that is currently denoted by blanks.

Response: The Company acknowledges that it must include any omitted information that is currently denoted by blanks in subsequent amendments to the Registration Statement before the Staff will declare the Registration Statement effective.

2.	Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicits proxies on behalf of the company through personal interview, telephone, or telegram, and all other soliciting material that will be furnished to the security holders of either company.

Response: The Company acknowledges that it is required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicits proxies on behalf of the Company through personal interview, telephone, or telegram, and all other soliciting material that will be furnished to the security holders of either the Company or Allozyne. To date, the Company believes there are no such materials that are required to be filed. The Company will file any such materials with the Commission as required.

3.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filings that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response: The Company acknowledges that where the Staff provides examples to illustrate what it means by its comments, they are examples and not complete lists. The Company will make appropriate changes to the Registration Statement in accordance with the Staff’s comments as applicable.

4.	Please file copies of Allozyne’s material agreements as exhibits to this registration statement, including:

•	all material license, collaboration, promotion, manufacturing, supply, distribution, lease, loan and employment agreements;

•	the license agreement with the California Institute of Technology;

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•	the license agreement with the Sigma Aldrich Family of Companies;

•	the license agreement with TSRI;

•	the lease agreement for your facility in Seattle, WA; and

•	employment agreements with each of Meenu Chhabra, John Bencich and Kenneth Grabstein

See Item 601(b)(10) of Regulation S-K. In addition, please confirm that you have disclosed the material terms each of these agreements in Allozyne’s Business section, including, but not limited to payment provisions, minimum payments/quantities, royalty provisions, exclusivity provisions, obligations/rights to defend, duration and termination provisions. We may have further comments based on your response.

Response: Counsel for Allozyne has advised Poniard that all material agreements of Allozyne have been filed with Amendment No. 1 and that the material terms of these agreements have been disclosed in Allozyne’s Business section of Amendment No. 1 except to the extent Allozyne has sought confidential treatment of such terms. The Company acknowledges that the Staff may have further comments relating to the material agreements of Allozyne and the descriptions thereof in Amendment No. 1.

5.	We note that the tax opinions, legal opinions and related consents have not been filed. Please file them as soon as practicable, as we will need time to review these exhibits once they have been filed.

Response: Poniard advises the Staff that the tax opinions, legal opinions and related consents will be filed as soon as practicable by subsequent amendment. Amendment No. 1 includes the signed consents filed as Exhibit Nos. 99.4, 99.5, 99.6 and 99.7 that were identified in the Registration Statement as “to be filed by amendment.”

Questions and Answers About the Merger, page vi

6.	On pages x and xi, in the questions which address the outcome to the companies if the merger is not ultimately completed, you state that the likely result for each company is bankruptcy. Please provide a full discussion in the section entitled “Reasons for the Merger” as to why you believe that is the case and why management of each company believes that the combined company would be less likely to file for bankruptcy. If you cannot provide more information as to why bankruptcy for both companies is the likely result of the merger not being consummated and why the merger reduces this risk, please revise the disclosure to eliminate this conclusion.

Response: The requested disclosure has been added to pages 70-71 of Amendment No. 1 to reflect the potential advantages of the combined company that Poniard and Allozyne believe will be more attractive to potential investors and consequently increase the

September 6, 2011

opportunities for financing necessary to pursue the combined company’s product development efforts. In the event the merger does not take place, Allozyne believes that bankruptcy would not be the likely outcome for Allozyne and the disclosure has been revised accordingly.

Questions and Answers for Allozyne Stockholders, page xi

7.	On page xii, in the question styled “Will my rights as a Poniard shareholder be different from my rights as a Allozyne stockholder,” please revise to disclose the jurisdiction of incorporation of each company.

Response: The discussion on page xii of Amendment No. 1 has been revised to disclose the jurisdiction of incorporation of each company.

Summary, page 1

Reasons for the Merger, page 3

8.	Please cite a source for the revenue figure cited for currently marketed interferons in the third bullet point. Please limit the interferon revenue to the likely market indication of your most advanced pipeline product (RRMS).

Response: The discussion on page 3 of Amendment No. 1 has been revised to reflect MedTRACK as the source for the revenue figure cited for currently marketed interferons and to confirm that the $6 billion worldwide revenue in 2010 is for currently marketed interferons for the treatment of RRMS.

9.	Please identify the risks and countervailing factors related to entering into the merger agreement which the Poniard board of directors considered.

Response: The requested disclosure has been added to page 5 of Amendment No. 1 to include the risks and countervailing factors related to entering into the merger agreement which the Company’s board of directors considered.

10.	On page 4, please briefly identify the types of strategic alternatives considered by the Allozyne board of directors.

Response: The requested disclosure has been added to page 4 of Amendment No. 1 to briefly identify the types of strategic alternatives considered by Allozyne’s board of directors.

September 6, 2011

Termination of the Merge Agreement, page 9

11.	Please summarize here the circumstances under which either Poniard or Allozyne can terminate the merger agreement.

Response: The requested disclosure has been added to pages 9-10 of Amendment No. 1 to provide a summary of the circumstances under which either Poniard or Allozyne can terminate the merger agreement.

12.	Please summarize here the circumstances under which the termination fees and expenses are triggered.

Response: The requested disclosure has been added to page 10 of Amendment No. 1 to provide a summary of the circumstances under which the termination fees and expenses are triggered.

Interests of Certain Persons in the Merger, page 10

13.	In addition to the aggregate amount of potential severance and benefit payments you have disclosed here, please disclose here and on page 78 the amount of severance pay and benefits under the terms of the change in control agreements to be received by each of the Poniard executive officers, specifically identifying each such officer and his or her payment on an individual basis.

Response: The requested disclosure has been added to pages 12 and 85 of Amendment No. 1 to include the amount of severance pay and benefits under the terms of the change in control agreements to be received by each of the Poniard executive officers, and each such officer and his or her payment has been identified on an individual basis.

14.	Please disclose here and on page 78 the total value of any accelerated vesting of stock options and restricted stock units that each executive officer of Poniard may expect to receive in connection with the merger.

Response: The requested disclosure has been added to pages 12 and 85 of Amendment No. 1 to include the value of any accelerated vesting of stock options and restricted stock units that each executive officer of Poniard may expect to receive in connection with the merger.

Regulatory Approvals, page 12

15.	Please revise your summary to include a statement as to whether any federal or state regulatory requirements must be complied with or approval obtained in connection with the transaction and, if so, the status of such compliance or approval. Similarly revise the disclosure in “The Merger – Regulatory Approvals” section that begins on page 91.

September 6, 2011

Response: The requested disclosure has been added to pages 14 and 98 of Amendment No. 1 to include a statement that no federal or state regulatory requirements, other than those of the Commission and NASDAQ, must be complied with or approval obtained in connection with the consummation of the merger.

Comparison of the Rights of Holders of Poniard Capital Stock and Allozyne Capital Stock, page 13

16.	In addition to the cross reference provided, please summarize the key material differences in the rights of each company’s stockholders.

Response: The requested disclosure has been added to page 15 of Amendment No. 1 to summarize the key material differences in the rights of each company’s stockholders.

Selected Historical Financial Data, page 14

Comparative Historical and Unaudited Pro Forma Per Share, page 17

17.	Please revise your tables to include the equivalent per share pro forma information required by Item 3(f) of Form S-4.

Response: The tables on pages 19 and 20 of Amendment No. 1 have been revised to include the equivalent pro forma information required by Item 3(f) of Form S-4.

Risk Factors, page 21

Risks Related to the Proposed Merger, page 21

“The rights of Allozyne stockholders who become Poniard shareholders in the merger will be governed by Washington law …” page 22

18.	Revise this risk factor to state the most material differences between the current rights of Allozyne shareholders under Delaware law and the rights such shareholders will have under Washington law.

Response: The risk factor on pages 25-26 of Amendment No. 1 has been revised to include the most material differences between the current rights of Allozyne stockholders under Delaware law and the rights such stockholders will have under Washington law.

September 6, 2011

Risks Related to Poniard, page 24

“Poniard may not be able to complete the merger with Allozyne …” page 24

19.	You state, “Poniard estimates that its current cash resources will be sufficient to continue operations at substantially their current level into the fourth quarter of 2011.” Please revise this risk factor to quantify the cash resources and provide a brief description of expected operational costs.

Response: The risk factor on page 27 of Amendment No. 1 has been revised to quantify Poniard’s cash resources and provide a brief description of expected operational costs.

20.	Please describe the liabilities that would accelerate under the picoplatin license agreement and the commercial supply contracts in the event that Poniard files for bankruptcy protection.

Response: The risk factor on page 27 of Amendment No. 1 has been revised to describe any liabilities that would accelerate under the picoplatin license agreement and commercial supply contracts in the event Poniard were to file for bankruptcy protection.

“Poniard’s Phase 3 trial of picoplatin in small cell lung cancer …” page 25

21.	Please revise this risk factor to address whether the failure of the Phase 3 trial of picoplatin has already negatively impacted Poniard’s ability to obtain funding for future clinical trials and/or enter into strategic transactions. Have any funding arrangements been cancelled to date as a result of the failed clinical trial? Has the failure of the clinical trial caused Poniard to lose strategic opportunities?

Response: The risk factor on page 28 of Amendment No. 1 has been revised to address the impact on Poniard’s ability to obtain funding for future clinical trials and/or enter into strategic transactions resulting from its failed clinical trial.

“If the merger is not completed and Poniard is unable to protect its proprietary rights …” page 26

22.	Please address the risks of any known infringement of your patents.

Response: Poniard has no knowledge of any infringement of its patents relating to its current business. For clarification, the risk factor on pages 29-30 of Amendment No. 1 has been revised to indicate this fact.

23.	Please identify the third party which co-owns RE41209 with Genzyme.

Response: The risk factor on pages 29-30 of Amendment No. 1 has been revised to reflect that RE41209 is co-owned by The Institute of Cancer Research with Genzyme.

September 6, 2011

“The use of Poniard’s technologies could potentially conflict …” page 27

24.	Please disclose the risks related to any entities which currently have legally blocking proprietary rights of which Poniard is aware.

Response: Poniard is not aware of any entities that have legally blocking proprietary rights to the use of its technologies relevant to its current business. For clarification, the risk factor on page 30 of Amendment No. 1 has been revised to indicate this fact.

“Product liability claims …” page 27

25.	Please revise to disclose the risks related to any material product liability claims that have been filed against Poniard. Please disclose the risks related to any product liability claims that have arisen out of the failed Phase 3 SPEAR clinical trial of picoplatin.

Response: Poniard has no knowledge of any material product liability claims relevant to its current business. For clarification, the risk factor on page 32 of Amendment No. 1 has been revised to indicate this fact. Further, Poniard advises the Staff that it is not aware of any product liability claims that have arisen out of the failed Phase 3 SPEAR clinical trial of picoplatin.

“Poniard has never paid cash dividends on its common stock …” page 33

26.	Please clarify whether, to date, dividends payable on the Series 1 preferred stock have been in arrears and unpaid for three semi-annual periods. If so, please state whether the Series 1 preferred stock voting rights were triggered. Please disclose the aggregate amount of accrued but unpaid dividends.

Response: Poniard advises the Staff that since the issuance of the Series 1 preferred stock, it has timely paid the annual dividends owed to the holders of the Series 1 preferred stock. For clarification, the risk factor on pages 37-38 of Amendment No. 1 has been revised to indicate this fact.

Risks Related to Allozyne’s Business, page 35

27.	You state that “current cash and cash equivalent balances will provide adequate resources to fund operations into the fourth quarter of 2011.” Please revise this risk factor to quantify the cash resources and provide a brief description of expected operational costs.

September 6, 2011

Response: The risk factor on page 39 of Amendment No. 1 has been revised to quantify Allozyne’s cash resources and provide a brief description of expected operational costs.

“Allozyne depends on its senior management …” page 44

28.	To the extent that you have experienced difficulties attracting and retaining key personnel, please revise to discuss these difficulties. Also, disclose whether any key personnel have plans to retire or leave your company in the near future.

Response: The risk factor on page 48 of Amendment No. 1 has been revised to confirm that Allozyne has had success to date in attracting and retaining key personnel and that none of Allozyne’s key personnel has expressed any plans to retire or leave Allozyne in the near future.

“Allozyne faces potential product liability exposure” page 47

29.	Please revise this risk factor to describe the type of liabilities that are included under your current insurance coverage and the limitations on coverage.

Response: The risk factor on page 51 of Amendment No. 1 has been revised to describe the type of liabilities that are included under Allozyne’s current insurance coverage and the limitations on coverage.

30.	Please quantify your level of insurance coverage and disclose the cost to you of your product liability insurance coverage, if material.

Response: The risk factor on page 51 of Amendment No. 1 has been revised to quantify the level of Allozyne’s insurance coverage. Allozyne advises the Staff that the cost of its product liability insurance coverage is not material to Allozyne.

“Allozyne’s management and auditors have identified a material weakness”, page 48

31.	Please revise this risk factor to address whether steps are being taken presently to address the material weakness and what those steps are. If steps are not being taken presently to address the material weakness, disclose what risks might occur.

Response: The risk factor on pages 52-53 of Amendment No. 1 has been revised to describe the steps Allozyne has taken presently, as well as the steps Allozyne plans to take, to address the material weakness.

September 6, 2011

The Merger, page 59

Background of the Merger, page 59

32.	Please disclose the overall size of the Phase 3 SPEAR trial.

Response: The requested disclosure has been added to page 63 of Amendment No. 1 to disclose the overall size of the Phase 3 SPEAR trial.

33.	Please describe in more detail the “statistically significant survival trends evidenced in the preliminary SPEAR data” and “statistically significant efficacy benefit in a large subset of patients.” Disclose the overall study size and the size and attributes of the subset of patients you reference.

Response: The requested disclosure has been added to pages 64 and 219 of Amendment No. 1 to describe in more detail the statistically significant survival trends and efficacy benefit evidenced in the Phase 3 SPEAR trial. Additionally, the added disclosure describes the overall study size and the size and attributes of the referenced subset of patients.

34.	Please describe the general attributes of the entities which the board considered partnering with for picoplatin.

Response: The requested disclosure has been added to page 66 of Amendment No. 1 to reflect the general attributes of potential partners for picoplatin.

35.	Please clarify at what stage Mr. Simon disclosed his affiliation with Allozyne. Please disclose the number of meetings Mr. Simon attended or participated in related to the potential merger with Allozyne. Please state the date at which Mr. Simon recused himself from the discussions.

Response: The Company advises the Staff that page 67 of Amendment No. 1 includes disclosure that Mr. Simon disclosed his affiliation with Allozyne to the Company’s board of directors on January 26, 2011. The requested disclosure has been added to page 67 of Amendment No. 1 to clarify the meetings Mr. Simon attended or participated in related to the potential merger with Allozyne and that Mr. Simon recused himself from discussions related to the potential merger beginning on February 25, 2011.

Background of Development of Transaction Between Poniard and Allozyne, page 64

36.	Please expand the discussion of the negotiations between the parties to specifically address the exchange of offers and counter-offers, including date and terms of such offers or counter-offers, consideration of the offer or counter-offer and response to the offer or counter-offer.

September 6, 2011

Response: The discussion of the negotiations between Poniard and Allozyne on page 69 of Amendment No. 1 has been revised to describe the dates and material terms of the offers and counter-offers.

Poniard’s Reasons for the Merger, page 65

37.	On page 66, please explain why the board determined that the strategic alternatives considered weighed in favor of approving the business combination with Allozyne.

Response: The requested disclosure has been added to page 72 of Amendment No. 1 to describe in more detail why the Poniard board of directors determined that the strategic alternatives considered weighed in favor of approving the business combination with Allozyne.

38.	On page 67, please expand your discussion to provide a complete description of the “various other risks” associated with the combined company.

Response: The requested disclosure has been added to page 74 of Amendment No. 1 to describe in more detail the various other risks associated with the combined company and considered by the Poniard board of directors.

Allozyne’s Reasons for the Merger, page 68

39.	Please explain why Allozyne’s board determined that the strategic alternatives considered weighed in favor of approving the business combination with Poniard.

Response: The discussion of the strategic alternatives considered by Allozyne’s board on pages 74-75 has been revised to clarify the reasons of Allozyne’s board and that, based on these reasons, the Allozyne board concluded that the combined company could more effectively maximize the commercial potential of the Allozyne pipeline than the continuation of Allozyne as a separate, stand-alone entity.

40.	On page 69, please expand your discussion to provide a complete description of the “various other risks” associated with the combined company.

Response: The requested disclosure has been added to page 76 of Amendment No. 1 to describe in more detail the various other risks associated with the combined company and considered by the Allozyne board of directors.

September 6, 2011

Opinion of the Poniard Financial Adviser, page 69

41.	Please supplementally provide us with copies of any materials provided to Leerink or prepared by Leerink in connection with its fairness opinion, including, among other things, any “board books,” draft of fairness opinions provided to the board of directors, and any summaries of presentations made to the board of directors. We may have further comments on your disclosure once we have had the opportunity to review these materials.

Response: The Company is supplementally providing the Staff with a copy of materials provided to Leerink or prepared by Leerink in connection with its fairness opinion. Pursuant to Rule 418(b) under the Securities Act, such materials are being provided to the Staff on a supplemental basis only and are not to be deemed filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return such information pursuant to Rule 418(b) under the Securities Act upon the completion of its review. The Company acknowledges that it may receive new and additional comments on its disclosure once the Staff has had the opportunity to review the supplemental materials.

42.	Please disclose in this section that Leerink has consented to use of its opinion in your filing and reference that such consent is an exhibit to your filing.

Response: The requested disclosure has been added to page 84 of Amendment No. 1 to reflect that Leerink has consented to the use of its opinion in the Registration Statement and that such consent has been filed as Exhibit 99.3 to the Registration Statement.

43.	Please disclose the fees Leerink will receive in connection with its fairness opinion and the merger transaction.

Response: The requested disclosure has been added to page 84 of Amendment No. 1 to reflect the fees Leerink will receive in connection with its fairness opinion and the merger transaction.

Interests of Poniard’s Executive Officers and Directors in the Merger, page 78

44.	In the first bullet point on page 80, please state how long the salary continuation for each of Mr. Martell, Dr. Perry and Mr. Jackson will last.

Response: The requested disclosure has been added to page 87 of Amendment No. 1 to reflect the duration of the salary continuation for each of Mr. Martell, Dr. Perry and Mr. Jackson.

September 6, 2011

Material United States Federal Income Tax Consequences of the Merger, page 91

45.	The disclosure regarding material tax consequences in this section is not adequate. The disclosure must identify each party’s counsel, state that each counsel has rendered its opinion and disclose a conclusion of each counsel regarding each material tax consequence. Please revise this section accordingly. We understand that the counsels will deliver tax opinions at the time of closing as a condition to the merger. However, the registrant should file executed opinions of counsels prior to effectiveness of the registration statement.

Response: The requested disclosure has been added to page 100 of Amendment No. 1. Poniard will file executed opinions of each party’s tax counsel prior to effectiveness of the Registration Statement.

The Merger Agreement, page 97

Other Agreements Related to the Merger Agreement, page 112

46.	Please state the maturity date of the Loan and Security Agreement described on page 114.

Response: The Company advises the Staff that the disclosure on page 122 of Amendment No. 1 provides that the “the principal amount of the loan, all accrued interest and all other amounts payable under the Loan Documents due and payable in full within one year after the date of the loan.” The loan will not be issued until immediately prior to the closing of the proposed merger transaction. As a result, the maturity date has not been established and no additional disclosure regarding the maturity date can be provided other than the disclosure that is already included on page 122 of Amendment No. 1.

Allozyne’s Business, page 116

47.	Please disclose the size and scope of the clinical trials described on page 116.

Response: The requested disclosure has been added to page 124 of Amendment No. 1 to disclose the size and scope of the clinical trials.

Biociphering Platforms, page 117

48.	Please define the term “moieties”

Response: The requested disclosure has been added to page 125 of Amendment No. 1 to define the term “moieties”.

September 6, 2011

49.	On page 117 you state that Allozyne has received approximately $42.4 million in funding. Please disclose the source or sources of these funds, any material agreements related to the funding and the terms of such agreements. Please file any material agreements as exhibits to this filing. See comment 4 above.

Response: The requested disclosure has been added to page 125 of Amendment No. 1 to disclose the sources of these funds, the agreements related to such funding and the fact that the terms and conditions of such agreements were customary. The material agreements related to funding are being filed as exhibits to Amendment No. 1.

50.	Please describe the material terms of the licensing agreements with the California Institute of Technology, the Sigma Aldrich Family of Companies and TSRI and file these agreements as an exhibit to the filing. See comment 4 above.

Response: The requested disclosure has been added to page 135 of Amendment No. 1 to the material terms of the licensing agreements with the California Institute of Technology, the Sigma Aldrich Family of Companies and TSRI. The agreements are being filed as exhibits to Amendment No. 1, with redactions and confidential treatment requested.

AZ 17, page 124

51.	Please cite the source for the statistic on page 125 that approximately one-third of patients fail to demonstrate efficacy.

Response: The requested disclosure has been added to page 132 of Amendment No. 1 referencing Datamonitor as the source for the statistic that approximately one-third of patients fail to demonstrate efficacy.

Intellectual Property, page 126

52.	Please disclose whether you are aware of any third-party infringement of the patents you hold or license.

Response: The requested disclosure has been added to page 137 of Amendment No. 1 that Allozyne is not aware of any third-party infringement of the patents it holds or has licensed.

Manufacturing, page 129

53.	To the extent that any of the manufacturing or supply arrangements are material to Allozyne’s business, please disclose the material terms and file the related agreements as exhibits to the filing.

September 6, 2011

Response: Counsel for Allozyne has advised Poniard that there are no manufacturing or supply arrangements material to Allozyne’s business.

Properties, page 133

54.	Please disclose the name of the related-party investor who entered into a lease agreement with Allozyne and file the lease agreement as an exhibit to the filing.

Response: Response: The requested disclosure has been added to page 142 of Amendment No. 1 disclosing the name of the related-party investor with whom Allozyne entered into a lease agreement. The agreement is being filed as an exhibit to Amendment No. 1.

Allozyne’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 135

55.	Please include a caption in this section to address the impact that the material weakness reported by your independent auditor in your internal controls discussed on page 48 had on the financial reporting processes addressed in the periods presented. Please include disclosure on the steps you have taken to remedy the material weakness.

Response: The requested disclosure has been added to pages 159-160 of Amendment No. 1 disclosing the impact of the material weakness reporting by Allozyne’s independent auditor and the steps Allozyne has taken to remedy the material weakness. Such disclosure is under the section entitled “Allozyne’s Management’s Discussions and Analysis of Financial Condition and Results of Operation – Internal Control Over Financial Reporting” of Amendment No. 1.

Critical Accounting Policies and Significant Judgments and Estimates Preclinical Study, Clinical Trial and Manufacturing Accruals, page 138

56.	Please revise your disclosure to clarify whether changes in estimates have been material for each period presented, quantifying any material changes in estimate.

Response: The requested disclosure has been added to page 147 of Amendment No. 1 clarifying that no material changes in estimates were made for each period presented.

September 6, 2011

Results of Operations

Comparisons of Three Months Ended March 31, 2011

and 2010 Research and Development Expenses, page 144

57.	Please disclose the costs incurred during each period presented and to date for both AZ01 and preclinical studies, separately. If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Response: The requested disclosure has been added to pages 153 and 155 of Amendment No. 1 explaining why Allozyne’s management does not maintain or evaluate research and development costs by project and disclosing the estimated costs of research and preclinical programs and clinical development programs.

Liquidity and Capital Resources

Operating Activities, page 147

58.	Please revise your disclosure to include an explanation for the increase in accounts payable from December 31, 2010 to March 31, 2011.

Response: Allozyne advises the Staff that the increase in accounts payable from December 31, 2010 to March 31, 2011 was due to an increase in unpaid research and development and clinical development expenses incurred in the normal course of business. Due to the update of interim financial information, the disclosure has been added to page 156 of Amendment No. 1 explaining that the increase in accounts payable from December 31, 2010 to June 30, 2011 was due to significant unpaid legal fees associated with the merger agreement with Poniard as well as an increase in unpaid research and development and clinical development expenses incurred in the normal course of business.

Unaudited Pro Forma Condensed Combined Financial Statements, page 171

59.	On page 16 you disclose that the unaudited pro forma information was prepared using the acquisition method of accounting. On page 171 you state that the merger will be accounted for under the purchase method of accounting and on page 177 you state that the purchase price will be allocated. Please revise your disclosure on pages 171 and 177 to clarify, if true, that you are using the acquisition method of accounting and that identifiable assets acquired and liabilities assumed will be recognized and measured at their acquisition-date fair values.

September 6, 2011

Response: The requested disclosure has been added to pages 183 and 189 to clarify that the merger will be accounted for using the acquisition method of accounting and that identifiable assets acquired and liabilities assumed will be recognized and measured at their acquisition-date fair values.

60.	You disclose in Note 2 that the value assigned to the licensed product is based on the carrying value of this asset at March 31, 2011 and that you are in the process of performing a valuation of the tangible and intangible assets of Poniard. It is unclear whether you have made an estimate of the fair value of the licensed product and other intangible assets. Please revise your pro forma financial statements to include estimated fair value adjustments for these items. If you believe that the carrying value of the licensed product approximates fair value please state this fact. Please also revise your pro forma information to highlight the uncertainties regarding the effects of amortization periods assigned to the assets. Please refer to Instruction 2 to Item 11-02(b) of Regulation S-X.

Response: Note 2 on pages 189-190 of Amendment No. 1 has been revised to include estimated fair value adjustments of Poniard’s licensed product. Further the disclosure has been revised to reflect that Poniard believes that the carrying value of the licensed product approximates fair value. Additionally, the disclosure in Note 3(h) on page 190 of Amendment No. 1 has been revised to highlight the uncertainties regarding the effects of amortization periods assigned to the assets.

61.	Please revise your disclosure to include a qualitative description of the factors that make up the goodwill in Note 2. Please refer to ASC 805-30-50-1a.

Response: Note 2 on pages 188-189 of Amendment No. 1 has been revised to include a description of the factors that make up goodwill.

62.	It appears that the reference to note 3(d) in footnote (h) should be 3(c). Please revise or advise.

Response: The reference in footnote (i) on page 190 of Amendment No. 1 has been revised to correctly refer to Note 3(c).

Matters to Be Presented to the Poniard Shareholders, page 197

Certain U.S. Federal Income Tax Consequences of the Reverse Stock Split, page 202

63.	Please change the title of this sub-heading to “Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” and confirm that you have summarized all material tax consequences.

September 6, 2011

Response: As requested, the title of the sub-heading on page 215 of Amendment No. 1 has been changed to “Material U.S. Federal Income Tax Consequences of the Reverse Stock Split.” Additionally, the disclosure on page 215 of Amendment No. 1 has been revised to reflect that the discussion includes a summary of the material tax consequences of the proposed reverse stock split. Poniard confirms that all material tax consequences have been summarized under this sub-heading.

Poniard’s Business, page 204

Overview, page 204

64.	Please provide more detail regarding the clinical studies that suggest that picoplatin has an improved safety profile relative to existing platinum-based cancer therapies.

Response: As requested, the disclosure on page 217 of Amendment No. 1 has been revised to provide more detail regarding the clinical studies that suggest that picoplatin has an improved safety profile relative to existing platinum-based cancer therapies.

65.	Please disclose the size of the patient populations in the Phase 3 SPEAR trial.

Response: As requested, the disclosure on page 217 of Amendment No. 1 has been revised to disclose the size of the patient populations in the Phase 3 SPEAR trial.

Picoplatin and Platinum-Based Chemotherapeutics, page 204

66.	Please describe the material terms of the agreement or agreements through which Poniard acquired the rights to develop, manufacture and commercialize picoplatin in 2004 and the worldwide, exclusive rights to picoplatin in 2006. We note that you have included this information in the risk factor on page 25, but this is material information which should be also be addressed in the Business section.

Response: The requested disclosure has been added to page 218 of Amendment No. 1 to describe the material terms of the agreement between Genzyme and Poniard.

Employees, page 215

67.	Please describe any ongoing obligations of Poniard such as severance pay or benefits related to the two reductions in force.

Response: Disclosure has been added to page 229 of Amendment No. 1 to clarify that Poniard has no ongoing obligations related to the two reductions in force.

September 6, 2011

Financial Statements

68.	Please update your financial statements as required by Rule 8-08 of Regulation S-X.

Response: Amendment No. 1 includes updated interim financial information through June 30, 2011 for both Poniard and Allozyne, including updated MD&A sections for both companies, updated pro forma financial information and updated unaudited interim financial statements and footnotes.

Poniard Financial Statements

Note 8. Commitments and Contingencies, page F-31

69.	We note that you have entered into an equipment lease that qualifies as a capital lease. Please provide the disclosures required by paragraph ASC 840-30-50.

Response: The requested disclosure has been added to Note 12 on pages F-20-F-21 and Note 8 on page F-37 of Amendment No. 1 to provide the disclosures required by paragraph ASC 840-30-50.

Allozyne Financial Statements

Report of Independent Accountants, page F-46

70.	Please have PricewaterhouseCoopers LLC provide you with a revised audit report that indicates the City and State where issued in compliance with Article 2-02(a) of Regulation S-X.

Response: PricewaterhouseCoopers LLC has provided a revised audit report on page F-52 of Amendment No. 1 that indicates the city and state where it was issued in compliance with Article 2-02(a) of Regulation S-X.

Notes to Financial Statements

6. Preferred Stock Warrants, page F-63

71.	Please revise your disclosure to describe the significant terms of the warrant agreement to clarify why the warrants are classified as liabilities.

Response: The requested disclosure has been added to F-69 of Amendment No. 1 to clarify why the warrants are classified as liabilities and disclose the sole significant term thereof, that the warrants may obligate the Company to redeem the warrants for cash upon the occurrence of certain redemption events.

September 6, 2011

10. Commitments and Contingencies, page F-67

72.	Please clarify in your disclosure, if true, that the company is not currently a party to any proceedings that individually or in the aggregate would have a material adverse effect on your financial condition or results of operations. To the extent that the putative class action lawsuit precludes you from making the disclosure requested in the previous sentence, please revise your disclosure throughout the filing to clarify whether you have recorded a contingent liability or disclose an estimate of the possible loss or range of loss. The statement that you believe the claims are without merit and that you intend to defend them vigorously does not alleviate your obligation to assess whether a liability should be recorded under ASC 450-20-25 or to provide the disclosures required by ASC 450-20-50-1 through 50-4.

Response: The requested disclosure has been added to page F-74 of Amendment No. 1 to clarify that Allozyne does not believe that a loss from the putative class action lawsuit is either probable or estimable at this time and to disclose Allozyne’s policy for assessing the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses.

12. Significant Agreements

License Agreement – Scripps, page F-69

73.	Please disclose the total amount of the potential milestone payments in connection with the license agreement.

Response: The requested disclosure has been added to page F-75 of Amendment No. 1 that the total amount of the potential milestone payments in connection with the license agreement is approximately $1.9 million.

* * * *

September 6, 2011

We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact the undersigned at (650) 583-3774.

Respectfully submitted,

/s/ Ronald A. Martell
Ronald A. Martell Chief Executive Officer

cc (w/o enc.):	Meenu Chhabra
James R. Lisbakken
Stephen M. Graham